Exhibit 99.1

For Immediate Release

NORSAT INTRODUCES NEW COMPACT ATOM 25 WATT DUAL-BAND KA BLOCK UPCONVERTER AND SOLID STATE POWER AMPLIFIER

- New offering from ATOM series to address transmission of commercial and military satellite signals -

ATOM Ka BUCs and SSPAs are up to 70% smaller, 65% lighter and provide exceptional power efficiency.

Vancouver, British Columbia – December 2, 2015 -- Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that it has released the ATOM 25 Watt Ka-band Block Upconverter (BUC) and Solid State Power Amplifier (SSPA). The ATOM Ka dual-band BUC and SSPA are up to 70% smaller and up to 65% lighter than equivalent BUCs, making them a perfect fit for applications where size and weight are of concern, including airborne and land-based Communications-On-The-Move (COTM) applications. ATOM Ka products also provide ultra-high power efficiency, consuming up to 60% less power than other available BUCs and SSPAs on the market, another highly important differentiating feature that customers desire when it comes to various communication applications.

The 25W ATOM Ka BUC is software switchable between commercial and military Ka-band frequency (29-30 and 30--31 GHz, including WGS compliance) and custom variants are available from 27GHz to 32GHz. Applications for the BUCs and SSPAs include portable VSAT terminals, RADAR, and CDL. The ATOM Ka comes with selectable options, as well as customization capabilities to suit specific customer needs. The ATOM Ka-band BUCs and SSPAs are also available in 1:1 redundant configurations.

Dr. Amiee Chan, chief executive officer of Norsat, commented, “We are pleased to commence offering the Ka-band line of BUCs and SSPAs from our expanding ATOM series. The introduction of the Ka-band line follows the success of our Ku-band ATOM product, and response from customers who desire integrating the next generation technology into their product solutions. Our research and development team has done an excellent job bringing this product to market in an accelerated timeline, highlighting the high level of expertise and commitment to serving our client’s needs. In addition, we expect this new 25W product to be the first of several new Ka-band products, with expanding wattages to arrive in the coming months. We have high expectations for the success of this new product offering, not only for its differentiating features, but also due to the high inherent demand for applications using Ka-band around the globe.”

Norsat’s innovative ATOM series platform has shown great commercial success and the new ATOM Ka-band product already has considerable interest from several customers. Earlier in 2015, Norsat shipped prototypes of the Ka-band

BUCs and worked with its customers to ensure the Ka-band BUC and SSPA would meet military standards including shock, vibration, electromagnetic interference, as well as DO-160 airborne standards.

For more information on the ATOM 25W Ka-band BUC and SSPA and Norsat’s other ATOM series of products visit http://www.norsat.com/solutions/norsat-microwave-products/atom-series/ .

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer

Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com